YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet or Telephone – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week, by Mail or by Email

NAKED BRAND GROUP LIMITED

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on December 15, 2019.

INTERNET/MOBILE — www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL or EMAIL– Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Or send it by Email to proxy@continentalstock.com

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8.

	FOR	AGAINST	ABSTAIN
1. Election of Kelvin Fitzalan as a director.	☐	☐	☐
2. Election of Justin Davis-Rice as a director.	☐	☐	☐
3. Election of Paul Hayes as a director.	☐	☐	☐
4. Election of Andrew Shape as a director.	☐	☐	☐
5. Removal of PricewaterhouseCoopers as Auditor.	☐	☐	☐
6. Appointment of BDO Audit Pty Ltd. as Auditor.	☐	☐	☐
7. Cancellation of 1,512,099 forfeited ordinary shares.	☐	☐	☐
8. Consolidation of share capital through the conversion of every 100 ordinary shares to one ordinary share.	☐	☐	☐

CONTROL NUMBER

Signature____________________ Signature, if held jointly____________________ Date__________, 2019.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAKED BRAND GROUP LIMITED

Proxy for the Annual General Meeting of Stockholders on December 16, 2019

The undersigned appoints Justin Davis-Rice as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares held of record by the undersigned at the close of business on November 11, 2019 at the Annual General Meeting of Stockholders of Naked Brand Group Limited to be held on December 16, 2019, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)